October 10, 2005
Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Encore Medical Corporation Form 10-K for the fiscal year ended December 31, 2004,
File No. 0-26538
Dear Ms. Blye:
     We have received your letter dated September 26, 2005 regarding our Form 10-K filing for December 31, 2004. With respect to your comments, please accept the following:
To the best of our knowledge, after conducting reasonable inquiry, neither the Company, nor to our knowledge, any of our agents on our behalf, have had any on-going contacts with Iran. The contacts that were the subject of the Department of Commerce investigation occurred in the late 1990’s and 2000. They were limited and had been discontinued prior to the time that we purchased Chattanooga Group, Inc. We recently settled all outstanding issues with the Department of Commerce and entered into a Settlement Agreement that was memorialized in an Order relating to Encore Medical, L.P. issued on July 28, 2005 by the Department of Commerce Bureau of Industry and Security.
     In providing our response to your comment, we acknowledge that:
•	Encore Medical Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Encore Medical Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that these responses are acceptable. If you have any further questions, please do not hesitate to contact me.
Sincerely,
Harry L. Zimmerman
Executive Vice President — General Counsel

cc:	William W. Burke, Executive Vice President — Chief Financial Officer
Peggy Fisher, Asst. Director — Div. of Corporation Finance, SEC